Exhibit 21

ADVANCED POWER TECHNOLGOY INC.

Subsidiaries of the Registrant

December 31, 2003

Entity	State/Country of Incorporation

Advanced Power Technology Europe SAS	France
Advanced Power Technology RF, Inc.	Delaware
Advanced Power Technology RF Pennsylvania, Inc.	Delaware